UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☒  Form 10-K □ Form 20-F □ Form 11-K □ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR

             For Period Ended:  April 30, 2020

□  Transition Report on Form 10-K

□  Transition Report on Form 20-F

□  Transition Report on Form 11-K

□  Transition Report on Form 10-Q

□  Transition Report on Form 10-D

□  Transition Report on Form N-SAR

             For the Transition Period Ended:

Read Instruction (on back page ) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

LVYUAN GREEN BUILDING MATERIAL TECHNOLOGY CORP.

Full Name of Registrant

Former Name if Applicable

Room 1216, Building 3, Incubator Mansion, Development Zone

Address of Principal Executive Office (Street and Number)

Daqing City, Heilongjiang Province, China

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III OF this form could not be eliminated without unreasonable effort or expense;

☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form

    10-Q, Form 10-D, Form N-SAR or Form N-CSR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof , will be filed on or before the fifth, calendar day following the prescribed due date; and

□ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in completing the necessary disclosures and finalizing its financial statements with its independent public accountant in connection with its Annual Report on Form 10-K for the year ended April 30, 2020(the “Annual Report”). As a result of this delay, the Registrant was unable to file its Annual Report by the prescribed filing date without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Xiuling Pan+ 86-7552218-4466

(Name)(Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

 30 of the Investment Company Act of 1940during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                              Yes ☒      No □

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last final year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes □      No ☒

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LVYUAN GREEN BUILDING MATERIAL TECHNOLOGY CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:July 28, 2020	By:	/s/ Xiuling Pan
	Name:	Xiuling Pan
	Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)